EXHIBIT 99.1

Inventiva's Combined Shareholders Meeting of April 16, 2021 - Availability of the preparatory documents and methods for participating and voting

Daix (France), March 25, 2021 – Given the current health context, in accordance with the provisions of Order no. 2020-321 of March 25, 2020 adapting the form of meeting and decision-making rules for shareholders meetings and governing bodies of legal entities during the COVID-19 pandemic, as prorogated by Decree no. 2021-255 of March 9, 2021, Inventiva informs its shareholders and the entire financial community of the decision, taken today by its Chairman and Chief Executive Officer, upon delegation of the Board of Directors pursuant to Article 7 of said Order, to hold the next Combined (Ordinary and Extraordinary) Shareholders Meeting virtually, with no shareholder physically present, at 2 pm (CET) on April 16, 2021, at the Company’s registered office.

Availability of the preparatory documents

Documents for the Shareholders Meeting will be sent out by email, upon request to the Company, or can be downloaded from the "Investors" / "Shareholder Meetings" section of its website at www.inventivapharma.com.

Methods for participating

Shareholders will be able to attend the live broadcast of the Shareholders Meeting using one of the two following options:

  Option #1 – Webcast: https://edge.media-server.com/mmc/p/rdr7tfxe
  Option #2 – Conference call:

Numbers:

France: +33 (0) 1 70 70 07 81
Belgium: +32 (0) 2 793 3847
Germany: +49 (0) 69 2222 2625
Netherlands: +31 (0) 20 795 6614
Switzerland: +41 (0) 44 580 7145
United Kingdom: +44 (0) 207 192 8338
United States: +1 646-741-3167

Access code: 8681244

After the event, a replay of the Shareholders Meeting will also be available in the "Investors" / "Shareholder Meetings" section of the Company’s website at www.inventivapharma.com.

Methods for voting and submitting written questions

Shareholders are invited to exercise their voting rights prior to the Shareholders Meeting, either by using the Internet-based Votaccess secure platform or by sending in their form-based voting instructions by mail, or by giving proxy. The proxies to third parties will be processed in accordance with Article 6 of Decree no. 2020-418 of April 10, 2020.

The detailed modalities for voting are specified in the notice of the Shareholders Meeting brochure available in the "Investors" / "Shareholder Meetings" section of the Company’s website at www.inventivapharma.com and will also be included in the notice of meeting published in the French Bulletin of Legal Announcements (BALO).

Since no shareholders will attend the meeting in person, it will not be possible to ask questions orally during the Shareholders Meeting. However, in order to encourage dialog, shareholders will have the opportunity to send their written questions to the Board of Directors no later than two business days ahead of the Shareholders Meeting, that is by Wednesday, April 14, 2021. They must be sent to the Company’s registered office by registered letter with return receipt requested. The questions must be accompanied by a certificate proving ownership of shares in the Company’s registered share accounts or in the bearer share accounts administered by third-party intermediaries, as listed in Article L. 211-3 of the French Monetary and Financial Code.

The detailed modalities for submitting written questions prior to the Shareholders Meeting will also be laid down in the notice of the Shareholders Meeting, which will be published in the French Bulletin of Legal Announcements (BALO) and in the "Investors" / "Shareholder Meetings” section of the Company’s website at www.inventivapharma.com.

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. In 2020, Inventiva announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil in October 2020.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva
Frédéric Cren
Chairman & CEO
info@inventivapharma.com
+33 3 80 44 75 00

Brunswick Group
Yannick Tetzlaff / Tristan Roquet Montegon /
Aude Lepreux
Media relations
inventiva@brunswickgroup.com
+33 1 53 96 83 83

Westwicke, an ICR Company
Patricia L. Bank
Investor relations
patti.bank@westwicke.com
+1 415 513 1284

Attachment

  Inventiva - PR - AGM - Availability of the preparatory documents - 25 03 2021 (https://ml-eu.globenewswire.com/Resource/Download/89246fec-51dd-4dad-a1c0-14fb8022c788)